                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K

(Mark One)



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997



                                       OR



             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



                        For the transition period from to

                          Commission File Number 1-8519

                           --------------------------

                        CBIS RETIREMENT AND SAVINGS PLAN

                           --------------------------

                              CINCINNATI BELL INC.

                             201 East Fourth Street

                             Cincinnati, Ohio 45202

                                      INDEX

                                                                                 PAGES
Report of Independent Accountants ..............................................   1



Financial Statements:

     Statement of Net Assets Available for Benefits as of December 31, 1997 ....   2-3

     Statement of Net Assets Available for Benefits as of December 31, 1996 ....   4-5

     Statement of Changes in Net Assets Available for
          Benefits for the Year Ended December 31, 1997 ........................   6-7

     Notes to Financial Statements .............................................   8-12

Schedules:

     Item 27 (a)-Schedule of Assets Held for
          Investment Purposes as of December 31, 1997 ..........................     13

     Item 27(d)-Schedule of Reportable Transactions for
          the Year Ended December 31, 1997 .....................................     14

Other schedules are omitted because the information required is contained in the financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS


To the Benefits Committee of the
CBIS Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the CBIS Retirement and Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1997 and Schedule of Reportable Transactions for the Year Ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.


Cincinnati, Ohio
June 19, 1998

CBIS RETIREMENT AND SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997


                                          Cincinnati
                                           Bell Inc.       Fidelity
                                             Common         Growth                        SunTrust
                                          Shares Stock      Company      Fixed Income       Money
             ASSETS                           Fund           Fund            Fund        Market Fund
--------------------------------------    ------------    -----------    ------------    -----------
Investments (cost of $82,169,620) :
     Temporary cash investments            $   371,285
     Money market funds                                                                  $   154,512
     Cincinnati Bell Inc. shares            78,164,409
     Mutual funds                                         $23,746,350      $9,943,929
     Loans to participants
                                          ------------    -----------    ------------    -----------
        Total investments                   78,535,694    23,746,350        9,943,929        154,512

Contributions receivable:
     Employer                                  175,072
     Employee

Dividends and interest receivable                  511                                           651
                                          ------------    -----------    ------------    -----------
        Total assets                        78,711,277     23,746,350       9,943,929        155,163

          LIABILITIES

Accrued expenses
                                          ------------    -----------    ------------    -----------

Net assets available for benefits          $78,711,277    $23,746,350      $9,943,929       $155,163
                                          ------------    -----------    ------------    -----------
                                          ------------    -----------    ------------    -----------

                                                          SunTrust
                                                           Short-                      SunTrust
                                           SunTrust         Term         SunTrust       Sunbelt
                                            Capital         Bond         Balanced       Equity
ASSETS                                    Growth Fund       Fund           Fund          Fund
--------------------------------------    -----------    -----------    -----------    -----------
Investments (cost of $82,169,620) :
     Temporary cash investments
     Money market funds
     Cincinnati Bell Inc. shares
     Mutual funds                              $12,418,882   $461,097   $8,707,734   $3,282,837
     Loans to participants
                                               -----------   --------   ----------   ----------
        Total investments                       12,418,882    461,097    8,707,734    3,282,837

Contributions receivable:
     Employer
     Employee

Dividends and interest receivable
                                               -----------   --------   ----------   ----------
        Total assets                            12,418,882    461,097    8,707,734    3,282,837

          LIABILITIES

Accrued expenses
                                               -----------   --------   ----------   ----------

Net assets available for benefits              $12,418,882   $461,097   $8,707,734   $3,282,837
                                               -----------   --------   ----------   ----------
                                               -----------   --------   ----------   ----------

                                   CONTINUED

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CBIS RETIREMENT AND SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, CONTINUED
AS OF DECEMBER 31, 1997

                                                                                                Vanguard
                                                                    SunTrust                   Index Trust
                                                                     Value         Baron           500       Templeton
                                                                     Income        Asset        Portfolio     Foreign
                            ASSETS                                    Fund         Fund           Fund         Fund
----------------------------------------------------------------   ----------    ----------    ----------    ----------
Investments (cost of $82,169,620) :
     Temporary cash investments
     Money market funds
     Cincinnati Bell Inc. shares
     Mutual funds                                                  $5,415,917    $3,175,998    $4,109,206    $4,588,589
     Loans to participants
                                                                   ----------    ----------    ----------    ----------
        Total investments                                           5,415,917     3,175,998     4,109,206     4,588,589

Contributions receivable:
     Employer
     Employee

Dividends and interest receivable                                                                  24,288
                                                                   ----------    ----------    ----------    ----------
        Total assets                                                5,415,917     3,175,998     4,133,494     4,588,589

                      LIABILITIES

Accrued expenses
                                                                   ----------    ----------    ----------    ----------

Net assets available for benefits                                  $5,415,917    $3,175,998    $4,133,494    $4,588,589
                                                                   ----------    ----------    ----------    ----------
                                                                   ----------    ----------    ----------    ----------

ASSETS                                                             Loan Fund     Unallocated      Total
----------------------------------------------------------------   ----------    -----------   ------------
Investments (cost of $82,169,620) :
     Temporary cash investments                                                     $ 43,067   $    414,352
     Money market funds                                                                             154,512
     Cincinnati Bell Inc. shares                                                                 78,164,409
     Mutual funds                                                                                75,850,539
     Loans to participants                                         $4,212,824                     4,212,824
                                                                   ----------    -----------   ------------

        Total investments                                           4,212,824         43,067    158,796,636

Contributions receivable:
     Employer                                                                                       175,072
     Employee                                                                        391,622        391,622

Dividends and interest receivable                                                                    25,450
                                                                   ----------    -----------   ------------
        Total assets                                                4,212,824        434,689    159,388,780

LIABILITIES

Accrued expenses                                                                      32,212         32,212
                                                                   ----------    -----------   ------------

Net assets available for benefits                                  $4,212,824       $402,477   $159,356,568
                                                                   ----------    -----------   ------------
                                                                   ----------    -----------   ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CBIS RETIREMENT AND SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1996

                                           Cincinnati
                                           Bell Inc.                      Fidelity
                                             Common        Fidelity        Growth
                                          Shares Stock     Balanced        Company      Fixed Income
             ASSETS                           Fund           Fund           Fund            Fund
--------------------------------------    ------------    -----------    ------------    -----------
Investments (cost of $72,784,237) :
     Temporary cash investments
     Cincinnati Bell Inc. shares           $76,691,858
     Mutual funds                                          $8,087,008     $20,533,579    $ 9,591,234
     Contracts with insurance companies                                                      457,510
     Loans to participants
                                          ------------    -----------    ------------    -----------
        Total investments                   76,691,858      8,087,008      20,533,579     10,048,744

Contributions receivable:
     Employer                                  154,835
     Employee

Dividends and interest receivable                                                              1,399
                                          ------------    -----------    ------------    -----------
        Total assets                        76,846,693      8,087,008      20,533,579     10,050,143

          LIABILITIES

Accrued expenses
                                          ------------    -----------    ------------    -----------

Net assets available for benefits          $76,846,693     $8,087,008     $20,533,579    $10,050,143
                                          ------------    -----------    ------------    -----------
                                          ------------    -----------    ------------    -----------

                                                          SunTrust
                                                           Short-                      SunTrust
                                           SunTrust         Term         SunTrust       Sunbelt
                                            Capital         Bond         Balanced       Equity
ASSETS                                    Growth Fund       Fund           Fund          Fund
--------------------------------------    -----------    -----------    -----------    -----------
Investments (cost of $72,784,237) :
     Temporary cash investments
     Cincinnati Bell Inc. shares
     Mutual funds                          $9,008,543       $407,858     $1,000,544     $2,253,623
     Contracts with insurance companies
     Loans to participants
                                          -----------    -----------    -----------    -----------
        Total investments                   9,008,543        407,858      1,000,544      2,253,623

Contributions receivable:
     Employer
     Employee

Dividends and interest receivable
                                          -----------    -----------    -----------    -----------
        Total assets                        9,008,543        407,858      1,000,544      2,253,623

          LIABILITIES

Accrued expenses
                                          -----------    -----------    -----------    -----------

Net assets available for benefits          $9,008,543       $407,858     $1,000,544     $2,253,623
                                          -----------    -----------    -----------    -----------
                                          -----------    -----------    -----------    -----------

                                    CONTINUED

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CBIS RETIREMENT AND SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, CONTINUED
AS OF DECEMBER 31, 1996

                                                              SunTrust
                                                               Value      Templeton
                                                               Income      Foreign
                      ASSETS                                    Fund        Fund        Loan Fund    Unallocated       Total
---------------------------------------------------------    ----------   ----------   ----------    -----------    ------------
Investments (cost of $72,784,237) :
     Temporary cash investments                                                                         $ 66,138    $     66,138
     Cincinnati Bell Inc. shares                                                                                      76,691,858
     Mutual funds                                            $2,977,322   $2,867,083                                  56,726,794
     Contracts with insurance companies                                                                                  457,510
     Loans to participants                                                             $3,700,235                      3,700,235
                                                             ----------   ----------   ----------    -----------    ------------
        Total investments                                     2,977,322    2,867,083    3,700,235         66,138     137,642,535

Contributions receivable:
     Employer                                                                                                            154,835
     Employee                                                                                            332,864         332,864

Dividends and interest receivable                                                                                          1,399
                                                             ----------   ----------   ----------    -----------    ------------
        Total assets                                          2,977,322    2,867,083    3,700,235        399,002     138,131,633

              LIABILITIES

Accrued expenses                                                                                          45,585          45,585
                                                             ----------   ----------   ----------    -----------    ------------

Net assets available for benefits                            $2,977,322   $2,867,083   $3,700,235       $353,417    $138,086,048
                                                             ----------   ----------   ----------    -----------    ------------
                                                             ----------   ----------   ----------    -----------    ------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CBIS RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997


                                          Cincinnati
                                           Bell Inc.                      Fidelity
                                             Common        Fidelity        Growth                         SunTrust
                                          Shares Stock     Balanced        Company       Fixed Income       Money
             ASSETS                           Fund           Fund           Fund             Fund        Market Fund
--------------------------------------    ------------    -----------    ------------    ------------    -----------
Additions:
     Employee contributions               $  1,565,468    $   304,048    $  2,568,356     $   808,451       $ 50,180
     Company contributions                   3,816,071
     Investment income:
        Interest                                                7,132          78,896          38,506          4,224
        Dividends                            1,085,664                         11,600
     Net appreciation (depreciation)
     in fair value of investments              367,919        501,010       3,636,982         440,826
                                          ------------    -----------    ------------    ------------    -----------
        Total additions                      6,835,122        812,190       6,295,834       1,287,783         54,404

Deductions:
     Distributions to participants           2,682,327        294,891       1,044,204         448,504
     Administrative expenses                    34,334            296          10,672          34,845             73
                                          ------------    -----------    ------------    ------------    -----------
        Total deductions                     2,716,661        295,187       1,054,876         483,349             73

Fund transfers                              (2,253,877)    (8,604,011)     (2,028,187)       (910,648)       100,832
                                          ------------    -----------    ------------    ------------    -----------

Net increase (decrease)                      1,864,584     (8,087,008)      3,212,771        (106,214)       155,163
                                          ------------    -----------    ------------    ------------    -----------

Net assets available for benefits
     December 31, 1996                    $ 76,846,693    $ 8,087,008    $ 20,533,579     $10,050,143       $      0
                                          ------------    -----------    ------------    ------------    -----------

Net assets available for benefits
     December 31, 1997                    $ 78,711,277    $         0    $ 23,746,350     $ 9,943,929       $155,163
                                          ------------    -----------    ------------    ------------    -----------
                                          ------------    -----------    ------------    ------------    -----------

                                                          SunTrust
                                                           Short-                      SunTrust
                                           SunTrust         Term         SunTrust       Sunbelt
                                            Capital         Bond         Balanced       Equity
             ASSETS                       Growth Fund       Fund           Fund          Fund
--------------------------------------   ------------    -----------    -----------   ----------
Additions:
     Employee contributions              $  1,123,577      $ 124,288     $  691,607   $  524,706
     Company contributions
     Investment income:
        Interest                               40,240          1,877         22,928       14,691
        Dividends                              71,522         21,949        125,203
     Net appreciation (depreciation)
     in fair value of investments           2,673,784        (48,684)       866,969      537,216
                                         ------------    -----------    -----------   ----------

        Total additions                     3,909,123         99,430      1,706,707    1,076,613

Deductions:
     Distributions to participants            412,636         45,210        118,655      200,376
     Administrative expenses                    5,150            263          3,730        1,583
                                         ------------    -----------    -----------   ----------

        Total deductions                      417,786         45,473        122,385      201,959

Fund transfers                                (80,998)          (718)     6,122,868      154,560
                                         ------------    -----------    -----------   ----------

Net increase (decrease)                     3,410,339         53,239      7,707,190    1,029,214
                                         ------------    -----------    -----------   ----------

Net assets available for benefits
     December 31, 1996                   $  9,008,543      $ 407,858    $1,000,544    $2,253,623
                                         ------------    -----------    -----------   ----------

Net assets available for benefits
     December 31, 1997                   $ 12,418,882      $ 461,097     $8,707,734   $3,282,837
                                         ------------    -----------    -----------   ----------
                                         ------------    -----------    -----------   ----------

                                    CONTINUED

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CBIS Retirement and Savings Plan
Statement of Changes in Net Asset Available for Benefits, Continued FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                Vanguard
                                                                    SunTrust                   Index Trust
                                                                     Value         Baron           500       Templeton
                                                                     Income        Asset        Portfolio     Foreign
                            ASSETS                                    Fund         Fund           Fund         Fund
----------------------------------------------------------------   ----------    ----------    ----------    ----------
Additions:
     Employee contributions                                        $  696,740    $  307,347    $  459,154    $  701,725
     Company contributions
     Investment income:
        Interest                                                       16,868         5,038         7,982        13,158
        Dividends                                                      89,704                      35,008       124,895
     Net appreciation in fair value of investments                    905,073       564,111       451,930         4,772
                                                                   ----------    ----------    ----------    ----------
        Total additions                                             1,708,385       876,496       954,074       844,550

Deductions:
     Distributions to participants                                     96,930        34,445        52,405       228,407
     Administrative expenses                                            2,254           989         1,442         2,186
                                                                   ----------    ----------    ----------    ----------
        Total deductions                                               99,184        35,434        53,847       230,593

Fund transfers                                                        829,394     2,334,936     3,233,267     1,107,549
                                                                   ----------    ----------    ----------    ----------

Net increase                                                        2,438,595     3,175,998     4,133,494     1,721,506
                                                                   ----------    ----------    ----------    ----------

Net assets available for benefits December 31, 1996                $2,977,322    $        0    $        0    $2,867,083
                                                                   ----------    ----------    ----------    ----------

Net assets available for benefits December 31, 1997                $5,415,917    $3,175,998    $4,133,494    $4,588,589
                                                                   ----------    ----------    ----------    ----------
                                                                   ----------    ----------    ----------    ----------

ASSETS                                                             Loan Fund     Unallocated      Total
----------------------------------------------------------------   ----------    -----------   ------------
Additions:
     Employee contributions                                                                    $  9,925,647
     Company contributions                                                          $ 58,758      3,874,829
     Investment income:
        Interest                                                  $   653,062             81        904,683
        Dividends                                                                                 1,565,545
     Net appreciation in fair value of investments                                               10,901,908
                                                                   ----------    -----------   ------------
        Total additions                                               653,062         58,839     27,172,612

Deductions:
     Distributions to participants                                    135,506                     5,794,496
     Administrative expenses                                                           9,779        107,596
                                                                   ----------    -----------   ------------

        Total deductions                                              135,506          9,779      5,902,092

Fund transfers                                                         (4,967)                            0
                                                                   ----------    -----------   ------------

Net increase                                                          512,589         49,060     21,270,520
                                                                   ----------    -----------   ------------

Net assets available for benefits December 31, 1996                $3,700,235       $353,417   $138,086,048
                                                                   ----------    -----------   ------------

Net assets available for benefits December 31, 1997                $4,212,824       $402,477   $159,356,568
                                                                   ----------    -----------   ------------
                                                                   ----------    -----------   ------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

CBIS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION AND ACCOUNTING POLICIES:

     a. GENERAL: The CBIS Retirement and Savings Plan ("the Plan") is available to eligible employees at Cincinnati Bell Information Systems Inc. ("CBIS"), CBIS International Inc. and CBIS International Services Inc., which are wholly-owned subsidiaries of Cincinnati Bell, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The contributions and earnings are taxable to the partiicpants, subject to certain exceptions, upon withdrawal from the Plan. The defined contribution plan is administered by a committee (the "Plan Committee") appointed in accordance with the provisions of the Plan. The trustee to the Plan is Sun Trust Banks, Inc. Participants should refer to the Plan document for a complete description of the Plan.

     b. EMPLOYEE CONTRIBUTIONS: Participants in the Plan may contribute up to 16% of their compensation to the Plan in before-tax dollars. Participants' before-tax contributions could not exceed $9,500 for each of the calendar years ending 1997 and 1996. Participants may contribute to the Plan on an after-tax basis. Total before-tax and after-tax contributions may not exceed 16% of a participant's compensation. The participants specify the manner in which their own contribution shall be invested in the available funds. Participants may elect to change the manner in which contributions are allocated and may also transfer contributions from one fund to another.

     c. EMPLOYER CONTRIBUTIONS: The Company was required to make monthly matching contributions of the lesser of 66 2/3% in 1997 and 1996 of the before-tax contributions of the participants or 4% of the participant's covered compensation. All employer contributions are allocated to the Cincinnati Bell Inc. Common Shares Stock Fund. Participants vest in employer contributions as follows:

                                                                      VESTING
                   YEARS OF SERVICE                                 PERCENTAGE
---------------------------------------------------------------     ----------
Less than 2 years                                                        0%
2                                                                       30%
3                                                                       50%
4                                                                       75%
5                                                                      100%


     d. DISTRIBUTIONS TO PARTICIPANTS: Distributions are made to participants, or their beneficiary, upon termination of employment, attainment of age 70-1/2, death, disability, or financial hardship.

CBIS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

1.   PLAN DESCRIPTION AND ACCOUNTING POLICIES, CONTINUED:

     e. PARTICIPANT LOANS: Loans are available to participants from their individual accounts. For each participant, the number of loans outstanding is limited to two, and no more than two loans are allowed to originate during a single Plan year. The minimum amount of any loan is $1,000, while the maximum amount cannot exceed the lesser of 50% of the vested value of the participant's Plan account or $50,000, reduced by any outstanding loan balances. The interest rate charged, generally the prime lending rate plus 1%, is determined by the Plan Committee. For the year ended December 31, 1997 the loan rate was 9.5% and for the year ended December 31, 1996, loan rate was 9.25%. The minimum term of a loan is one year and the maximum term is five years, unless the loan is used to acquire the participant's principal residence, in which case the term of the loan may not exceed fifteen years.

     f. TEMPORARY CASH INVESTMENTS: Temporary cash investments include all cash balances and highly liquid investments with maturity of three months or less at the time of purchase. Temporary cash investments are placed in short-term investment funds with the Trustee.

     g. INVESTMENTS: The Plan currently has the following investment options, which may be selected by each participant. These options are:
          Cincinnati Bell Inc. Common Shares Stock Fund; Fidelity Growth Company Fund - which consists of common stock in small and medium size companies; Fixed Income Fund - which consists of mutual funds which invest principally in guaranteed insurance contracts; SunTrust Money Market Fund - which consists of a money market account; SunTrust Capital Growth Fund - which consists mostly of common and preferred stock; SunTrust Short-Term Bond Fund - which consists of short-term fixed-income securities; SunTrust Balanced Fund - which consists of common and preferred stock and fixed income securities; SunTrust Sun Belt Equity Fund - which consists mostly of common stock in small and medium size companies located in the southern region of the U.S.; SunTrust Value Income Fund - which consists of common stock paying higher dividend yields; Baron Asset Fund - which consists of common stock in medium size domestic companies; Vanguard Index Trust 500 Portfolio Fund which consists of common stock of S&P 500 Index companies; Templeton Foreign Fund - which consists mostly of stocks and debt securities of companies and governments outside the U.S.. The unallocated funds in the statement of net assets available for benefits represent amounts held in temporary cash investments awaiting selection of investment options by participants.

CBIS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


1.   PLAN DESCRIPTION AND ACCOUNTING POLICIES, CONTINUED:

     g. INVESTMENTS, CONTINUED: Investment income is recorded as earned, on the accrual basis. Plan investments, other than the Fixed Income Fund, are valued at the fair market value, based upon quoted market prices as of the last business day of the year.

          The Fixed Income Fund is a pooled fund investing in guaranteed insurance contracts. All investment contracts held by the Fixed Income Fund are fully benefit responsive and, accordingly, are stated at contract value plus accrued interest earnings which approximates their fair market value. The fund consists of over 100 separate contracts. The method and frequency of determining interest rate resets varies by contract. The average yield for the fund for the plan years 1997 and 1996 was 6.4% and 6.39%, respectively. The interest rate at December 31, 1997 and 1996 was 6.56% and 6.72%, respectively.

          The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     h. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of Net Assets Available for Benefits as of the date of the Plan's financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

     i.   ADMINISTRATIVE EXPENSES: Administrative expenses are paid by the Plan.

     j. FORFEITURES: Participants who terminate service prior to vesting in 100% of their employer contribution forfeit the non-vested portion of their account balance. If the participant is rehired prior to a five-year break in service, as defined by the Plan, the amount which was to have been forfeited is restored to the participant's account. Any additional amounts available after such restorals are allocated as additional employer contributions. Forfeitures for the year ended December 31, 1997 totaled $91,121.

CBIS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


2.        TAX STATUS:

          The Internal Revenue Service has issued a determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its latest determination letter on May 14, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.





3.        TERMINATION:

          While the Company has not expressed any intent to terminate the Plan, it reserves the right to terminate the Plan at any time. In the event of such termination, all participant's accounts would become 100% vested and subject to distribution under the provisions of the Plan.

CBIS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED


4.        INVESTMENTS:

          The interest of all employees in each type of investment of the Plan on December 31, 1997 and 1996 is represented by shares. The number and value of shares were:

                                                              DECEMBER 31, 1997              DECEMBER 31, 1996
                                                          ---------------------------    --------------------------
                                                            NUMBER OF      VALUE PER      NUMBER OF      VALUE PER
                                                             SHARES          SHARE          SHARES         SHARE
                                                          ------------    -----------    -----------    -----------
         Cincinnati Bell Inc. Common Shares Fund*           2,523,773     $    31.00        2,484,802+  $   30.81+
         Fidelity Balanced Fund                                     0           -             574,361       14.08
         Fidelity Growth Company Fund                         548,161          43.32          507,503       40.46
         Fixed Income Fund                                    404,061          24.61          885,714       11.34
         SunTrust Money Market Fund                           154,512           1.00                0        -
         SunTrust Capital Growth Fund                         850,608          14.60          681,949       13.21
         SunTrust Short-Term Bond Fund                         45,926          10.04           41,032        9.94
         SunTrust Balanced Fund                               723,835          12.03           90,302       11.08
         SunTrust Sun Belt Equity Fund                        231,023          14.21          176,893       12.74
         SunTrust Value Income Fund                           422,788          12.81          242,651       12.27
         Baron Asset Fund                                      65,471          48.51                0        -
         Vanguard Index Trust 500 Portfolio Fund               45,622          90.07                0        -
         Templeton Foreign Fund                               461,165           9.95          276,746        10.36


         *Consists of 2,523,157 units at $31.12 per unit at December 31, 1997 and 2,511,330 units at $30.51 per unit at December 31, 1996. +Reflects a 2:1 stock split which occurred in May 1997.

         At December 31, 1997, the number of participants with balances by investment fund were:

         Cincinnati Bell Inc. Common Shares Fund                2,690
         Fidelity Growth Company Fund                           1,678
         Fixed Income Fund                                        844
         SunTrust Money Market Fund                                53
         SunTrust Capital Growth Fund                           1,144
         SunTrust Short-Term Bond Fund                            196
         SunTrust Balanced Fund                                 1,064
         SunTrust Sun Belt Equity Fund                            573
         SunTrust Value Income Fund                               687
         Baron Asset Fund                                         540
         Vanguard Index Trust 500 Portfolio Fund                  662
         Templeton Foreign Fund                                   742

CBIS RETIREMENT AND SAVINGS PLAN
ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1997

                                                                              NUMBER OF
                                                                              SHARES OR
                                                                              PRINCIPAL       MARKET
              NAME OF ISSUER AND TYPE OF ISSUE                                 AMOUNT          VALUE           COST
-------------------------------------------------------------------------    ----------    ------------    ------------
Cincinnati Bell Inc. Common Shares Stock Fund
     Cincinnati Bell Common shares *                                          2,523,773    $ 78,164,409     $27,729,188
     Temporary cash investments                                              $  371,285         371,285         371,285
                                                                                           ------------    ------------
        Total Cincinnati Bell Inc. Common Shares Stock Fund+++                               78,535,694      28,100,473
                                                                                           ------------    ------------
Fidelity Growth Company Fund
     Fidelity Mt. Vernon Growth Fund+++                                         548,161      23,746,350      19,447,250

Fixed Income Fund
     SunTrust Stable Asset Fund+, +++                                           404,601       9,943,929       8,971,130

SunTrust Money Market Fund
     SunTrust Money Market Fund                                                 154,512         154,512         154,512

SunTrust Capital Growth Fund
     SunTrust Capital Growth Fund+++                                            850,608      12,418,882      11,212,562

SunTrust Short-Term Bond Fund
     SunTrust Short-Term Bond Fund                                               45,926         461,097         456,044

SunTrust Balanced Fund
     SunTrust Balanced Fund+++                                                  723,835       8,707,734       8,529,772

SunTrust Sun Belt Equity Fund
     SunTrust Sunbelt Equity Fund                                               231,023       3,282,837       2,939,059

SunTrust Value Income Fund
     SunTrust Value Income Fund                                                 422,788       5,415,917       5,433,107

Baron Asset Fund
     Baron Asset Fund                                                            65,471       3,175,998       2,621,798

Vanguard Index Trust 500 Portfolio Fund
     Vanguard Index Trust 500 Portfolio Fund                                     45,622       4,109,206       3,691,653

Templeton Foreign Fund
     Templeton Foreign Fund                                                     461,165       4,588,589       4,713,951

Loan Fund
     Loans to participants++                                                 $4,212,824       4,212,824               0

Unallocated
     Temporary cash investmentsTemporary cash investments                    $   43,067          43,067          43,067
                                                                                           ------------    ------------
        Total                                                                              $158,796,636     $82,324,132
                                                                                           ------------    ------------
                                                                                           ------------    ------------

* Party-in-interest to the Plan.

+ During 1997, the composite effective interest rate earned under these contracts was approximately 6.4%.

++ The lowest and highest interest rates charged on loans during 1997 were 7.0% and 10.2%, respectively.

+++ Investment represents 5% or more of the Net Assets Available for Benefits.

CBIS Retirement and Savings Plan
ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                TOTAL                       TOTAL
                                                               NUMBER OF    PURCHASE      NUMBER OF
               DESCRIPTION OF ASSET                            PURCHASES      PRICE         SALES     SELLING PRICE      NET GAIN
-----------------------------------------------------------    ---------   ----------     ---------   -------------     ----------
Cincinnati Bell Inc. Common Shares Stock Fund                   435        $9,438,598        505        $9,389,643      $6,265,367

Fidelity Growth Company Fund                                    521         7,280,738        382         5,571,784       1,301,260

SunTrust Balanced Fund                                          391         8,476,985        208         1,019,170          65,855

Fidelity Balanced Fund                                          109           715,980        148         9,236,351       1,029,686

SunTrust Capital Growth Fund                                    460         4,719,288        306         2,244,369         324,901

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the CBIS Retirement and Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



CBIS RETIREMENT AND SAVINGS PLAN


By /s/ David F. Stelzer
   ----------------------
   David F. Stelzer



June 19, 1998